Mail Stop 3561

October 16, 2007

Michael P. Connors
Chief Executive Officer
Information Services Group, Inc.
107 Elm Street
Stamford, CT 06902

>   **Re: Information Services Group, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 5, 2007**
>   **File No. 1-33287**

Dear Mr. Connors:

     We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director

cc: David Dwyer, Esq.
       Simpson Thacher & Bartlett LLP